Exhibit 1.1

Nippon Steel Corporation to Terminate Reporting Obligations with the U.S. Securities and Exchange Commission

Tokyo — Nippon Steel Corporation (“Nippon Steel”) (TOKYO: 5401) hereby announces that it intends to terminate its reporting obligations with the U.S. Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934, as amended. For this purpose, Nippon Steel intends to file with the SEC a certification under Form 15F today (December 11, 2019). Upon such filing, Nippon Steel’s reporting obligations with the SEC will be suspended immediately. The termination of the reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

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